Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First M&F Corporation
Kosciusko, MS

We consent to incorporation by reference in the Registration Statements (No. 333-124050) on Form S-8 of First M&F Corporation of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008, Annual Report on Form 11-K of Merchants and Farmers Bank Profit and Savings Plan.

BKD, LLP

Jackson, Mississippi
June 30, 2009